Contact

www.linkedin.com/in/john-
barbella-3477475 (LinkedIn)
www.thebancorp.com/ (Company)

Top Skills

Congressional Lobbying
Issue Resolution
Political Communication

John Barbella

Founder of neighborli, Inc.
Minneapolis, Minnesota, United States

Summary

Relationship-focused executive with big–picture vision, leadership, and tenacity to successfully cultivate demand, drive efficiency and enhance bottom–line performance of organization in rapidly changing and competitive landscape. Expert in taking action and leading from the front through a rich blend of market insight, sales, sharp–eyed pragmatism, and visionary leadership.

Experience

neighborli
Founder and President
September 2022 - Present (2 months)
Minneapolis, MN

Innovative Payments Association
Past Board Member
January 2019 - September 2022 (3 years 9 months)
Washington D.C. Metro Area

Member of executive committee of industry guiding payments association.

The Bancorp
Director of Strategic Partnerships
March 2006 - September 2022 (16 years 7 months)
Develop the emerging market growth strategy for industry leading bank issuer.
Drive the development of new payment applications in the evolving payments market.
Stimulate demand for new payment applications as companies convert to more efficient payment methods.

Deluxe Corporation
10 years

Director of New Business Development
2003 - 2006 (3 years)

Led financial services M&A strategy while developing new markets for nation's largest check printer. As demand for paper checks declined, I led the strategy to develop new applications to meet the changing needs of the more than 10,000 financial institution clients. Optimized the robust distribution channel to deliver high quality solutions that allowed financial institutions to remain competitive with their rivals.

Director of Marketing
2000 - 2003 (3 years)
Led client marketing organization responsible for the go-to market strategy for nation's largest check printer. Drove increased profitability in challenging, mature market.

Client Manager
June 1996 - August 2000 (4 years 3 months)
Served as the relationship owner of the firm's most significant client, representing over 10% of annual sales. Drove efficiency improvement, optimized profits and gained market share while overseeing the integration of two of the nation's largest financial institutions.

Education

Penn State University
Masters, Business · (1993 - 1996)

Penn State University
BS, Smeal College of Business · (1985 - 1989)